    Filer:  MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                SELECT GLOBAL 30 PORTFOLIO 99-4

              Investment Company Act No. 811-5065

              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                           FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust:

          MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
          SELECT GLOBAL 30 PORTFOLIO 99-4

     B.   Name of Depositor:

          DEAN WITTER REYNOLDS INC.

     C. Complete address of Depositor's principal executive office:

          DEAN WITTER REYNOLDS INC.
          Two World Trade Center
          New York, New York  10048

     D.   Name and complete address of agents for service:

          MR. MICHAEL D. BROWNE
          DEAN WITTER REYNOLDS INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

          Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York  10005

     E.   Total and amount of securities being registered:

          An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

          Indefinite

     G.   Amount of filing fee:

          N/A

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT


          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
          Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
          Section 8(a), may determine.

        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,

                SELECT GLOBAL 30 PORTFOLIO 99-4

                     Cross Reference Sheet

            Pursuant to Rule 404(c) of Regulation C
               under the Securities Act of 1933

         (Form N-8B-2 Items required by Instruction 1
                 as to Prospectus on Form S-6)



     I.  ORGANIZATIONAL AND GENERAL INFORMATION

 1.  (a)  Name of Trust                ) Front Cover
     (b)  Title of securities issued   )

 2.  Name and address of Depositor     ) Table of Contents

 3.  Name and address of Trustee       ) Table of Contents

 4.  Name and address of principal     ) Table of Contents
      Underwriter                      )

 5.  Organization of Trust             ) Introduction

 6.  Execution and termination of      ) Introduction; Amendment
      Indenture                        ) and Termination of the
                                       ) Indenture

 7.  Changes of name                   ) Included in Form N-8B-2
                                       )
 8.  Fiscal Year                       ) Included in Form N-8B-2
                                       )
 9.  Litigation                        ) *

     II.  GENERAL DESCRIPTION OF THE TRUST AND
          SECURITIES OF THE TRUST

10.  General Information regarding     )
     Trust's Securities and Rights of  )
     Holders                           )



____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus


     (a)  Type of Securities           ) Rights of Unit Holders
          (Registered or Bearer)       )

     (b)  Type of Securities           ) Administration of the
          (Cumulative or               ) Trust-Distribution
          Distributive)                )

     (c)  Rights of Holders as to      ) Redemption; Public
          withdrawal or redemption     ) Offering of Units-
                                       ) Secondary Market

     (d)  Rights of Holders as to      ) Public Offering of Units
          conversion, transfer,        ) - Secondary Market;
          partial redemption and       ) Exchange Option;
          similar matters              ) Redemption; Rights of
                                       ) Unit Holders -
                                       ) Certificates

     (e)  Lapses or defaults with      ) *
          respect to periodic payment  )
          plan certificates            )
     (f)  Voting rights as to          ) Rights of Unit Holder -
          Securities under the         ) Certain Limitations;
          Indenture                    ) Amendment and Termination
                                       ) of the Indenture

     (g)  Notice to Holders as to      )
          change in                    )
          (1)  Composition of assets   ) Administration of the
               of Trust                ) Trust - Reports to Unit
                                       ) Holders; The Trust -
                                       ) Summary Description of
                                       ) the Portfolios
                                       )
          (2)  Terms and Conditions    ) Amendment and Termination
               of Trust's Securities   ) of the Indenture
          (3)  Provisions of           ) Amendment and Termination
               Indenture               ) of the Indenture
          (4)  Identity of Depositor   ) Sponsor; Trustee
               and Trustee             )

     (h)  Security Holders Consent     )
          required to change           )

____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus


          (1)  Composition of assets   ) Amendment and Termination
               of Trust                ) of the Indenture
          (2)  Terms and conditions    ) Amendment and Termination
               of Trust's Securities   ) of the Indenture
          (3)  Provisions of           ) Amendment and Termination
               Indenture               ) of the Indenture
          (4)  Identity of Depositor   ) *
               and Trustee             )

     (i)  Other principal features of  ) Cover of Prospectus; Tax
          the Trust's Securities       ) Status
11.  Type of securities comprising     ) The Trust - Summary
     units                             ) Description of the
                                       ) Portfolios; Objectives
                                       ) and Securities Selection;
                                       ) The Trust - Special
                                       ) Considerations

12.  Type of securities comprising     ) *
     periodic payment certificates     )

13.  (a)  Load, fees, expenses, etc.   ) Summary of Essential
                                       ) Information; Public
                                       ) Offering of Units -
                                       ) Public Offering Price; -
                                       ) Profit of Sponsor; -
                                       ) Volume Discount; Expenses
                                       ) and Charges

     (b)  Certain information          ) *
          regarding periodic payment   )
          certificates                 )

     (c)  Certain percentages          ) Summary of Essential
                                       ) Information; Public
                                       ) Offering of Units -
                                       ) Public Offering Price; -
                                       ) Profit of Sponsor;
                                       ) - Volume Discount

     (d)  Price differentials          ) Public Offering of Units
                                       ) - Public Offering Price
                                       )

____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus



     (e)  Certain other loads, fees,   ) Rights of Unit Holders -
          expenses, etc. payable by    ) Certificates
          holders                      )
     (f)  Certain profits receivable   ) Redemption - Purchase by
          by depositor, principal      ) the Sponsors of Units
          underwriters, trustee or     ) Tendered for Redemption
          affiliated persons           )

     (g)  Ratio of annual charges to   ) *
          income                       )

14.  Issuance of trust's securities    ) Introduction; Rights of
                                       ) Unit Holders -
                                       ) Certificates

15.  Receipt and handling of payments  ) Public Offering of Units
     from purchasers                   ) - Profit of Sponsor

16.  Acquisition and disposition of    ) Introduction; Amendment
     underlying securities             ) and Termination of the
                                       ) Indenture; Objectives and
                                       ) Securities Selection; The
                                       ) Trust - Summary
                                       ) Description of the
                                       ) Portfolio; Sponsor -
                                       ) Responsibility

17.  Withdrawal or redemption          ) Redemption; Public
                                       ) Offering of Units -
                                       ) Secondary Market

18.  (a)  Receipt and disposition of   ) Administration of the
          income                       ) Trust; Reinvestment
                                       ) Programs

     (b)  Reinvestment of              ) Reinvestment Programs
          distributions                )

     (c)  Reserves or special fund     ) Administration of the
                                       ) Trust - Distribution

     (d)  Schedule of distribution     ) *


____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus



19.  Records, accounts and report      ) Administration of the
                                       ) Trust-Records and
                                       ) Accounts; - Reports to
                                       ) Unit Holders

20.  Certain miscellaneous provisions  ) Amendment and Termination
     of trust agreement                ) of the Indenture; Sponsor
                                       ) - Limitation on Liability
                                       ) - Resignation; Trustee
                                       ) - Limitation on Liability
                                       ) - Resignation

21.  Loans to security holders         ) *

22.  Limitations on liability of       ) Sponsor, Trustee;
     depositor, trustee, custodian,    ) Evaluator - Limitation on
     etc.                              ) Liability

23.  Bonding arrangements              ) Included in Form N-8B-2
                                       )

24.  Other material provisions of      ) *
     trust agreement                   )

     III.  ORGANIZATION PERSONNEL AND AFFILIATED
           PERSONS OF DEPOSITOR

25.  Organization of Depositor         ) Sponsor

26.  Fees received by Depositor        ) Expenses and Charges -
                                       ) fees; Public Offering of
                                       ) Units - Profit of Sponsor

27.  Business of Depositor             ) Sponsor and Included in
                                       ) Form N-8B-2

28.  Certain information as to         ) Included in Form N-8B-2
     officials and affiliated persons  )
     of Depositor                      )

29.  Voting securities of Depositor    ) Included in Form N-8B-2
                                       )

30.  Persons controlling Depositor     ) *

____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus



31.  Compensation of Officers and      ) *
     Director of Depositor             )

32.  Compensation of Directors of      ) *
     Depositor                         )

33.  Compensation of employees of      ) *
     Depositor                         )

34.  Remuneration of other persons     ) *
     for certain services rendered to  )
     trust

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of trust's           ) Public Offering of Units
     securities by states              ) - Public Distribution

36.  Suspension of sales of trust's    ) *
     securities                        )

37.  Revocation of authority to        ) *
     distribute                        )

38.  (a)  Method of distribution       ) Public Offering of Units
     (b)  Underwriting agreements      )
     (c)  Selling agreements           )

39.  (a)  Organization of principal    ) Sponsor
          underwriter                  )
     (b)  N.A.S.D. membership of       )
          principal underwriter        )

40.  Certain fees received by          ) Public Offering of Units
     principal underwriter             ) - Profit of Sponsor

41.  (a)  Business of principal        ) Sponsor
          underwriter                  )
     (b)  Branch offices of principal  ) *
          underwriter                  )
     (c)  Salesman of principal        ) *
          underwriter                  )

42.  Ownership of trust's securities   ) *
     by certain persons                )

____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus



43.  Certain brokerage commissions     ) *
     received by principal             )
     underwriter                       )

44.  (a)  Method of valuation          ) Public Offering of Units

     (b)  Schedule as to offering      ) *
          price                        )

     (c)  Variation in offering price  ) Public Offering of Units
          to certain persons           ) - Volume Discount;
                                       ) Exchange option

45.  Suspension of redemption rights   ) *

46.  (a)  Redemption valuation         ) Public Offering of Units
                                       ) -Secondary Market;
                                       ) Redemption
     (b)  Schedule as to redemption    ) *
          price                        )

47.  Maintenance of position in        ) See items 10(d), 44 and
     underlying securities             ) 46

     V. INFORMATION CONCERNING THE TRUSTEE OR
        CUSTODIAN

48.  Organization and regulation of    ) Trustee
     Trustee                           )

49.  Fees and expenses of Trustee      ) Expenses and Charges

50.  Trustee's lien                    ) Expenses and Charges

     VI.  INFORMATION CONCERNING INSURANCE OF
          HOLDERS OF SECURITIES

51.  (a)  Name and address of          ) *
          Insurance Company            )
     (b)  Type of policies             ) *
     (c)  Type of risks insured and    ) *
          excluded                     )
     (d)  Coverage of policies         ) *
     (e)  Beneficiaries of policies    ) *
     (f)  Terms and manner of          ) *
          cancellation                 )

____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus



     (g)  Method of determining        ) *
          premiums                     )
     (h)  Amount of aggregate          ) *
          premiums paid                )
     (i)  Persons receiving any part   ) *
          of premiums                  )
     (j)  Other material provisions    ) *
          of the Trust relating to     )

          insurance                    )

     VII.  POLICY OF REGISTRANT

52.  (a)  Method of selecting and      ) Introduction Objectives
          eliminating securities from  ) and Securities Selection;
          the Trust                    ) The Trust - Summary
                                       ) Description of the
                                       ) Portfolio Sponsor -
                                       ) Responsibility

     (b)  Elimination of securities    ) *
          from the Trust               )

     (c)  Substitution and             ) Introduction Objectives
          elimination of securities    ) and Securities Selection;
          from the Trust               ) Sponsor - Responsibility;
     (d)  Description of any           )
          fundamental policy of the    )
          Trust                        )

53.  Taxable status of the Trust       ) Cover of Prospectus; Tax
                                       ) Status

     VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Information regarding the         ) *
     Trust's past ten fiscal years     )

55.  Certain information regarding     ) *
     periodic payment plan             )
     certificates                      )

56.  Certain information regarding     ) *
     periodic payment plan             )
     certificates                      )


____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus



57.  Certain information regarding     ) *
     periodic payment plan             )
     certificates                      )

58.  Certain information regarding     ) *
     periodic payment plan             )
     certificates                      )

59.  Financial statements              ) Statement of Financial
     (Instruction 1(c) to Form S-6)    ) Condition




____________________

*  Not applicable, answer negative or not required

SUBJECT TO COMPLETION August 25, 1999

        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                SELECT GLOBAL 30 PORTFOLIO 99-4
                   A "UNIT INVESTMENT TRUST"

________________________________________________________________

          The attached final prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select Global Series 99-3, Select Global 30 Portfolio 99-3 is hereby used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select Global 30 Portfolio 99-4. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

          Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

          OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICTATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
                   SELECT GLOBAL SERIES 99-3
                SELECT GLOBAL 30 PORTFOLIO 99-3


          The prospectus dated July 1, 1999, File No. 333-
79871, is hereby incorporated by reference herein.

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

            CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Listed below is the name and registration number of a previous Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select Global 30 Portfolio 99-4. This prior final prospectus is incorporated herein by reference.

Morgan Stanley Dean Witter Select Equity Trust,
Select Global Series 99-3
Select Global 30 Portfolio 99-3
(Registration No. 333-79871)

          Written consents of the following persons:

               . Cahill Gordon & Reindel (included in Exhibit
                 5)

               . Deloitte & Touche LLP

The following Exhibits:

  ***EX-3(i)   Certificate of Incorporation of Dean Witter
               Reynolds Inc.

  ***EX-3(ii)  By-Laws of Dean Witter Reynolds Inc.

    *EX-4.1    Trust Indenture and Agreement, dated
               September 30, 1993.

    *EX 4.15   Amendment to Exhibit 4.1 dated December 30,
               1997.

   **EX-4.2    Draft of Reference Trust Agreement

 ****EX-5 Opinion of counsel as to the legality of the securities being registered.

 ****EX-8.UK   Opinion of Special United Kingdom counsel.

 ****EX-8.HK   Opinion of Special Hong Kong counsel.

 ****EX-23.1   Consent of Independent Auditors.

 ****EX-23.2   Consent of Cahill Gordon & Reindel (included in
               Exhibit 5).

 ****EX-23.3   Consent of Slaughter and May (included in
               Exhibit 8.UK).

 ****EX-23.4   Consent of Slaughter and May (included in
               Exhibit 8.HK).

 *****EX-24    Powers of Attorney executed by a majority of
               the Board of Directors of Dean Witter Reynolds
               Inc.

     EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rule 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).

_________________________
* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select Global Series 98-1, Select Global 30 Portfolio 98-1, Registration No. 333-41787.
**   Filed herewith.
*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
**** To be filed by amendment.
*****Previously Filed.

                           SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, Select Global 30 Portfolio 99-4 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 25th day of August, 1999.

                              MORGAN STANLEY DEAN WITTER SELECT
                              EQUITY TRUST,
                              SELECT GLOBAL 30 PORTFOLIO 99-4

                              By:  Dean Witter Reynolds Inc.
                                   (Depositor)


                                   /s/Thomas Hines
                                   Thomas Hines
                                   Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 25th day of August, 1999.

                                   DEAN WITTER REYNOLDS INC.

Name                               Office

Philip J. Purcell                  Chairman & Chief  )
                                   Executive Officer )
                                   and Director***   )

Bruce F. Alonso                    Director****
Richard M. DeMartini               Director***
Raymond J. Drop                    Director****
James F. Higgins                   Director***
Mitchell M. Merin                  Director*
Stephen R. Miller                  Director***
Thomas C. Schneider                Director**

                                   By:  /s/Thomas Hines
                                        Thomas Hines
                                        Attorney-in-fact
                                        *,**,***,****
____________________

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form
     S-6 for Dean Witter Select Equity Trust, Select 10
     Industrial Portfolio 97-1, File No. 333-16839.

** Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form
     S-6 for Dean Witter Select Equity Trust, Select 10
     Industrial Portfolio 96-4, File No. 333-10499.

*** Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

**** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Post-Effective Amendment No. 1 to Form S-6 for Morgan

     Stanley Dean Witter Select Equity Trust, Select 10
     Industrial Portfolio 99-4, File No. 333-79905.

                        Exhibit Index
                              To
                           Form S-6
                    Registration Statement
               Under the Securities Act of 1933


Exhibit No.                  Document                      Page

  ***EX-3(i)   Certificate of Incorporation of Dean
               Witter Reynolds Inc.

  ***EX-3(ii)  By-Laws of Dean Witter Reynolds Inc.

    *EX-4.1    Trust Indenture and Agreement, dated
               September 30, 1993.

    *EX-4.15   Amendment to Exhibit 4.1 dated
               December 30, 1997.

   **EX-4.2    Draft of Reference Trust Agreement.

 ****EX-5      Opinion of counsel as to the
               legality of the securities being
               registered.

 ****EX-8.UK   Opinion of Special United Kingdom
               counsel.

 ****EX-8.HK   Opinion of Special Hong Kong
               counsel.

 ****EX-23.1   Consent of Independent Auditors.

 ****EX-23.2   Consent of Cahill Gordon & Reindel
               (included in Exhibit 5).

 ****EX-23.3   Consent of Slaughter and May
               (included in Exhibit 8.UK).

 ****EX-23.4   Consent of Slaughter and May
               (included in Exhibit 8.HK).

*****EX-24     Powers of Attorney executed by a
               majority of the Board of Directors
               of Dean Witter Reynolds Inc.

     EX-99     Information as to Officers and
               Directors of Dean Witter Reynolds
               Inc. is incorporated by reference to
               Schedules A and D of Form BD filed
               by Dean Witter Reynolds Inc.
               pursuant to Rule 15b1-1 and 15b3-1
               under the Securities Exchange Act of
               1934 (1934 Act File No. 8-14172).

_________________________

* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration No. 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select Global Series 98-1, Select Global 30 Portfolio 98-1, Registration No. 333-41787.

**   Filed herewith.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

**** To be filed by amendment.

*****Previously Filed.